X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

[redacted]

05011027

SUPPL

DELIVERED BY MAIL

SEC MAIL PROCESSING
RECEIVED
SEP 07 2005
WASH, D.C. 185 SEC

August 31, 2005

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the latest Joint News Release by X-Cal Resources Ltd. and New Sleeper Gold Corporation disseminated August 31, 2005.

Sincerely,
X-CAL RESOURCES LTD.

Sharon MacLellan

Sharon MacLellan
/sml
+ encl

PROCESSED
SEP 09 2005
THOMSON FINANCIAL

dlw 9/9

NEW **SLEEPER** GOLD CORPORATION

X-CAL Resources Ltd.

New Sleeper Gold Corporation
Suite 650, East Tower
1111 St-Charles Street West
Longueuil, Quebec J4K 5G4
Phone: 450-677-2585
Fax: 450-677-2601

X-Cal Resources Ltd.
PO Box 48479
Bentall Centre
Vancouver, B.C. V7X 1A0
Phone: 604-662-8245
Fax: 604-688-7740

JOINT PRESS RELEASE

2005 WORK PROGRAM AND DRILLING RESULTS UPDATE

The Sleeper Joint Venture partners, New Sleeper Gold Corporation (TSX-V: NWS)(50%) and X-Cal Resources Ltd. (TSX: XCL)(50%) are pleased to report a summary of the 2005 work program and drilling results from the 30 square mile Sleeper Gold Project located in Humboldt County, Nevada.

Target Generation

The 2005 exploration program employed multidisciplinary techniques that lead to identification of two priority target areas in the pediment northwest and southeast of the Sleeper Pit. The techniques that were used included:

- Relogging of old drill holes
- Airborne magnetics
- Soil pH surveys
- Mercury soil gas surveys
- Geologic modeling
- Gravity surveys
- Trenching
- Electrical geophysics – induced polarity (IP), resistivity, magnetotellurics (MT)

Northwest Target Area

Several structures that may host economic gold grades have been identified from compilation of limited previous drilling in the Northwest Target Area, airborne magnetics, and reconstruction of paleotopography.

The Northwest Target Area was first defined by gravity and IP data. Several major structural breaks and zones of hydrothermal alteration were interpreted from three phases of ground gravity surveys. Two conspicuous chargeability anomalies were recognized in the interpretation of seven IP lines run on the northwest margin of the Sleeper Pit. These anomalies are located in the vicinity of a large zone of hydrothermal alteration identified from the gravity data.

Geological information acquired by relogging cuttings from drill holes BC-03-03 (X-Cal) and S97-110R was of particular interest in defining the Northwest Target Area. Cuttings from the pediment gravel with colloform banded textures were identified between 142 and 164 meters in BC-03-03. Gold grades in the 22 meter interval averaged 0.15 g/t; within this interval the highest gold grade was 0.55 g/t Au over 1.5 meters. Gold grades averaging 0.3 g/t over 52 meters and with assays as high as 3 g/t were present in drill hole S97-110R. The presence of colloform banded quartz, altered rhyolite, and elevated gold grades in pediment gravels suggests the presence of mineralized source rock. The source may have been the Sleeper Vein but these holes may also indicate the presence of another, closer, bedrock gold occurrence.

Five core holes have recently been completed in the Northwest Target Area. Gold grades in assays have been low, however, alteration and structures suggest proximity to a potentially mineralized hydrothermal system.


Northwest
Sleeper
NWS-01-05
NWS-04-05
NWS-02-05
NWS-05-05
Waste Dump
Leach Pad 2
0
2000
feet
North
Sleeper
NS-02-05
NS-01-05
Waste Dump
Bedrock
Casino
BCP-07-05
BCP-06-05
Leach Pad 1
OP-11-05
OP-09-05
OP-10-05
OP-04-05
OP-07-05
OP-08-05
OP-01-05
OP-03-05
OP-05-05
OP-06-05
Old Placer
Sleeper Pit
Tailings Pond
Facilities
MV-01-05
MV-02-05
Mill Vein
WW-42-05
West Wood
WW-40-05
WW-36-05
WW-37-05
WW-41-05
SD-01-05
SD-03-05
South Waste Dump
NEW SLEEPER
GOLD LLC
2005 Drilling Program

Highlights from West Wood Drilling

Drill Hole	From (m)	To (m)	Length (m)	Au g/t	Ag g/t
WW-33-04	306.3	310.9	4.6	13.2	12.2
WW-33-04	270.7	275.8	5.1	16.5	14.9

West Wood: The goal of this drilling program was to extend the vertical and horizontal limits of known mineralized breccia and therefore increase the tonnage available for potential underground mining. Six diamond drill holes (1792 meters) and four reverse circulation holes (1138 meters) were completed. Most of the assays returned were of sub-economic grade, at a cut-off of 3 g/t Au, but a few relatively high grade intercepts were encountered. The highest grades were from drill hole WW-33-04 which included 4.6 meters of 13.2 g/t Au and 5.1 meters of 16.5 g/t Au.

Highlights – Other Drilling Targets

DH	From (m)	To (m)	Sample length (m)	Au g/t	Ag g/t
OP-01-05	86.9	89.9	3.0	5.7	3.7
FAC-20-04	163.1	173.7	10.6	1.5	2.9

Bedrock Casino: This target was chosen on the basis of prior work by X-Cal geologists and following up on 2004 drilling. Two diamond drill holes were completed in 2005 totaling 647 meters. One interval of 3.7 meters with 0.76 g/t Au was intersected.

Facilities: Drilling in the mine facilities site in 2004 included three RC holes completed after November 2004. Intervals of greater than 0.5 g/t were intersected in all three holes. The two best intercepts were each 10.6 meters with 0.8 g/t and 1.5 g/t Au.

Mill Vein: A potential mineralized structural intersection was identified under the old mill facility based on highwall and outcrop mapping in 2004. Two diamond drill holes were located so as to intersect this potential structure. One interval of 1.64 g/t Au over 3.5 meters was identified in hole MV-02-05.

Old Placer: The potential for alluvial gold on the western margin of the pit was recognized by NSG geologists when relogging drill cuttings and examining cross-sections. Eleven reverse circulation (1088 meters) and one diamond drill hole (99.7 meters) were drilled to test for the presence of gold in gravels and evaluate the orientation of gravel channels. Grains of gold were panned from RC samples containing detritus consisting of oxidized, strongly silicified, brecciated, and veined rhyolite. Several intercepts of greater than one g/t Au were obtained in drill samples. The most encouraging intercept is an interval of 1.36 g/t Au over 6.1 meters in hole OP-10-05.

North Sleeper: The North Sleeper target was chosen to test zones of mineralization previously intersected by Amax RC holes. Both holes were drilled in argillized basalt. Three intervals from NS-01-05 contained greater than 0.5 g/t gold. The best interval is 6.1 meters of 1.14 g/t Au.

Northwest Sleeper: This target was first identified based on the presence of colloform banded quartz seen in the RC chips of pediment gravels intersected by BC-03-03. Drill hole locations were sited from detailed evaluation of all available data and particularly coincident geophysical, geochemical, and paleotopographic features. Five core holes have been drilled to date. On the basis of alteration and veining in the core of NWS-04-05, which intersected banded veins and breccia containing banded vein fragments, additional drilling with an RC rig has been recommended in this area.

Drilling was conducted at Alma and Electrum targets located in the highlands east of the Sleeper pit. These targets, identified during a mapping and sampling program carried out in 2004, are sites of historic mining or exploration programs.

Alma: The Alma mine was the site of surface and underground workings. Four core holes were completed at Alma in 2004 to test for the presence of gold in structural traps. Only one significant intercept was returned: 8.5 meters of 0.76 g/t Au.

Electrum: This target was chosen for drilling because of outcropping quartz veins with elevated gold values and to test an IP chargeability target. The hole was drilled to 224 meters in mudstone and fine sandstone some of which contained graphite. No recognizable mineralization was seen and no significant gold values were present in assays.

Intersections averaging greater than 3 g/t Au for the West Wood area and greater than 0.5 g/t Au in other areas are provided below in Appendix 1. Other holes which have been drilled but which did not return grades exceeding these thresholds are not listed:

Program for the Balance of 2005

The program of exploration at Sleeper for the balance of the year, August through December inclusive, has recently been revised and will include up to 2,440 metres of RC drilling on several targets as outlined above. Expenditure for this period is expected to be not less than US$1 million dollars.

Appendix 1.
Sleeper Gold Project – Significant Mineralized Zones

West Wood Target

Drill Hole	From (m)	To (m)	Length (m)	Au g/t	Ag g/t
WW-29-04	292.6	295.7	3.1	8.85	22.1
WW-30-04	282.9	285.9	3.0	3.64	7.9
WW-30-04	303.3	306.3	3.0	4.01	98.6
WW-31-04	266.7	269.7	3.0	5.72	21.0
WW-31-04	310.3	313.3	3.0	4.80	15.1
WW-32-04	170.7	173.7	3.0	4.24	8.8
WW-33-04	190.5	193.5	3.0	7.06	1.1
WW-33-04	196.6	199.6	3.0	4.32	0.1
WW-33-04	201.2	208.8	7.6	3.72	5.3
WW-33-04	236.2	240.2	4.0	5.25	5.0
WW-33-04	264.6	269.1	4.5	5.52	6.1
WW-33-04	270.7	275.8	5.1	16.53	14.9
WW-33-04	300.2	303.3	3.0	6.44	11.8
WW-33-04	306.3	310.9	4.6	13.21	12.2
WW-36-04	114.3	117.3	3.0	4.24	1.6

Average gold grades for 3 g/t Au cut-off, 3m minimum length, no dilution

Hole-ID	From (m)	To (m)	Length (m)	Au g/t	Ag g/t
AM-01-04	0.0	8.5	8.5	0.76	0.1
BCP-08-05	294.9	298.6	3.7	0.65	5.8
FAC-20-04	71.6	74.7	3.1	0.94	19.8
FAC-20-04	141.7	146.3	4.6	0.87	3.0

Hole-ID	From (m)	To (m)	Length (m)	Au g/t	Ag g/t
FAC-20-04	147.8	158.5	10.7	0.80	1.9
FAC-20-04	163.1	173.7	10.6	1.52	2.9
FAC-20-04	175.3	178.3	3.0	0.69	3.0
FAC-21-04	44.2	48.8	4.6	1.14	1.1
FAC-21-04	50.3	53.3	3.0	0.72	0.5
FAC-21-04	89.9	93.0	3.1	0.67	0.9
FAC-22-04	33.5	36.6	3.1	0.64	7.9
FAC-22-04	53.3	56.4	3.1	0.66	4.9
FAC-22-04	68.6	71.6	3.0	1.42	12.9
MV-02-05	71.2	74.7	3.5	1.64	19.2
NS-01-05	112.5	115.5	3.0	1.72	13.1
NS-01-05	118.6	124.7	6.1	1.14	3.8
NS-01-05	159.7	162.8	3.1	0.89	2.3
OP-01-05	86.9	89.9	3.0	5.67	3.7
OP-02-05	85.3	88.4	3.1	0.69	3.0
OP-03-05	82.3	88.4	6.1	0.75	4.7
OP-07-05	6.1	9.1	3.0	0.56	1.6
OP-07-05	94.5	97.5	3.0	1.62	3.8
OP-10-05	99.1	105.2	6.1	1.36	1.0
OP-11-05	100.6	105.2	4.6	0.57	0.9
SD-01-05	185.9	192.0	6.1	1.45	1.4

Average gold grades for 0.5 g/t Au cut-off, 3m minimum length, no dilution

Quality Assurance

The Sleeper Joint Venture has put in place a rigorous QA/QC program consistent with National Instrument 43-101 and using best industry practice. A manual outlining the QA/QC procedures for the Sleeper Project was compiled at the beginning of the 2004 drilling program. A draft of the QA/QC program plan being implemented by New Sleeper Gold was reviewed and accepted by Qualified Persons at Mine Development Associates of Reno, Nevada, a well-known consulting mine engineering services company. Elements of the JV's QA/QC program include chain of custody of samples, standard and blank samples submitted to American Assay & Environmental Laboratories, Reno, with each batch of samples and a check assay program on a proportion of sample pulps with a second laboratory. Results from the QA/QC program have to date been satisfactory.

Qualified Person

Mr. Adrian Fleming, New Sleeper Gold Corporation's qualified person as required under NI 43-101 has reviewed the technical information contained in this press release. Mr. Fleming is the Exploration Manager of New Sleeper Gold LLC, the operator of the Joint Venture.

Additional Information

New Sleeper Gold Corporation is a gold exploration company with a 50% interest in the Sleeper gold project in Nevada. New Sleeper's shares trade on the TSX Venture Exchange (TSX-V) under the symbol "NWS". Additional information including New Sleeper Gold Corporation NI 43-101 Technical Report and previous press releases can be downloaded from its web site.

X-Cal Resources Ltd. is a gold exploration company with a 50% interest in the Sleeper gold project and a 100% interest in the Mill Creek gold project in Nevada. X-Cal's shares trade on the TSX under the symbol "XCL". Additional information including X-Cal NI 43-101 Technical Report and previous press releases can be downloaded from its web site.

Caution Concerning Forward-Looking Statements
This news release contains certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at Sleeper and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the Sleeper Joint Venture operations or from prior mining operations on the Sleeper site. For a more complete discussion of these and other risk factors, please refer to the "Risk Factors" section in the Filing Statement filed by New Sleeper Gold Corporation on March 19, 2004 on the Sedar web site and accessible at www.sedar.com.

Forward-looking statements contained in this release are based on the beliefs, estimates and opinions of the Sleeper Joint Venture's management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. New Sleeper Gold and X-Cal Resources undertake no obligation to update these forward-looking statements management's beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of New Sleeper Gold Corporation and X-Cal Resources Ltd. respectively.

For further information please contact:

New Sleeper Gold Corporation
James Crombie
President & CEO
Telephone: (450) 677-2253
Facsimile: (450) 677-2601
Email: james_crombie@newsleepergold.com

X-Cal Resources Ltd.
Shawn Kennedy
President
Tel: (604) 662-8245
Facsimile: (604) 688-7740
Email: : invrel@x-cal.com

and

Susie Bell
Manager Investor Relations
Telephone: (450) 677-2759
Facsimile: (450) 677-2601
Email: susie_bell@newsleepergold.com
Website: www.newsleepergold.com